
December 22, 2022

Scott Sobie
President and Chief Executive Officer
Hammerhead Energy Inc.
Suite 2700, 525-8th Avenue SW,
Calgary, Alberta, T2P 1G1

> **Re: Hammerhead Energy Inc.**
> **Amendment No. 3 to Registration Statement on Form F-4**
> **Filed December 21, 2022**
> **File No. 333-267830**

Dear Scott Sobie:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-4

Material Canadian Tax Considerations, page 203

1. Please revise your Canadian tax discussion to clarify that the discussion in the prospectus constitutes counsel's opinion and name counsel. In addition, clearly identify and articulate the opinion being rendered. For guidance, refer to Sections III.B.2 and III.C.2 of Staff Legal Bulletin 19.

<u>Exhibits</u>

2. Please have counsel revise Exhibit 5.1 to opine as to the due authorization of the New SPAC Warrants and Warrant Transaction Documents and remove the assumptions in clauses (m) and (p). It is not appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

3. Please have counsel revise Exhibit 5.2 to clarify that the company is registering 30,050,000 warrants.

You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or Raj Rajan, Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Adam Givertz